中信泰富有限公司
BY COURIER
==========

Exemption No. 82-5232


CITIC PACIFIC

Date: 17th April, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


03022266

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since March 21, 2003 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED





Alice Tso
Company Secretary

Encl.
AT/wy/LTR-2069

Exemption No. 82-5232

Annexure

03 APR 21 AM 7:21

CITIC Pacific Limited

List of Information that the Company since March 21, 2003 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Monthly Return on Movement of Listed Equity Securities
   Date : April 1, 2003
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Press Announcement regarding the proposed spin-off and separate listing of Jiangsu CP Xingcheng Special Steel Co., Ltd. on the Shanghai Stock Exchange A Share Market
   Date : April 2, 2003
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Annual Report 2002
   Date : April 7, 2003 (distribution date)
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Summary Financial Report 2002
   Date : April 7, 2003 (distribution date)
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Explanatory Statement and Memorandum, Notice of 2003 Annual General Meeting and Proxy Form
   Date : March 12, 2003 (Explanatory Statement and Memorandum) and April 7, 2003 (Notice of Annual General Meeting)
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

6. Document : Notification to shareholders on corporate communications and reply slip
   Date : April 7, 2003 (distribution date)
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : Notice of 2003 Annual General Meeting
   Date : April 7, 2003
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st March, 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai — Tel No.: 2820-2111
(Name of Responsible Official)

Date : 1st April, 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,188,460,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,188,460,160	--	---

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	11,550,000	--	--	--	11,550,000	Nil
2. ______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price: HK$ ______						
2. ______ Subscription price: HK$ ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						Nil

Remarks : ______________________

Authorised Signatory:



Name: Alice Tso Mun Wai

Title: Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

S.C.M.P. 3rd April, 2003 (Thur.)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of contents of this announcement.

This announcement appears for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

PROPOSED SPIN-OFF AND SEPARATE LISTING OF JIANGSU CP XINGCHENG SPECIAL STEEL CO., LTD. (江蘇泰富興澄特殊鋼股份有限公司) ON THE SHANGHAI STOCK EXCHANGE A SHARE MARKET

The Board announces that on 2 April 2003 Jiangsu CP Xingcheng, a 54.7% owned subsidiary of CITIC Pacific which is engaged in manufacturing, processing and marketing of special steel and their related industrial materials, made an application to the China Securities Regulatory Commission for the listing of the A shares in its capital on the Shanghai Stock Exchange A Share Market.

It is proposed that Jiangsu CP Xingcheng will offer 180,000,000 A shares (or upto a maximum of 200,000,000 A shares) of RMB1.00 each for subscription in the PRC at an issue price to be determined subject to market condition. If 200,000,000 A shares are offered, upon completion of the Share Offer, CITIC Pacific's shareholding interest in Jiangsu CP Xingcheng will be reduced from 54.7% to 36.17% and Jiangsu CP Xingcheng will then cease to be a subsidiary of CITIC Pacific.

The Share Offer may or may not materialise. Shareholders and public investors are reminded to exercise caution in dealings in the securities of CITIC Pacific.

INTRODUCTION

The Board announces that on 2 April 2003, a formal application was submitted to the China Securities Regulatory Commission for the listing of the A shares in Jiangsu CP Xingcheng's capital on the Shanghai Stock Exchange A Share Market by way of a Share Offer.

BACKGROUND

Jiangsu CP Xingcheng is currently a 54.7% owned subsidiary of CITIC Pacific. It is principally engaged in manufacturing, processing and marketing of special steel and their related industrial materials.

Jiangsu CP Xingcheng owns a 20% interest in Special Steel Co. and a 45% interest in Special Materials Co. CITIC Pacific through its wholly owned subsidiary also owns a 44% interest in Special Steel Co. Details on Special Steel Co. and Special Materials Co. can be found in CITIC Pacific's announcement dated 18 December 2002. At present, Jiangsu CP Xingcheng and Special Steel Co. are subsidiaries of CITIC Pacific. The existing shareholding structure of Jiangsu CP Xingcheng is as follows:–


CITIC Pacific
Jiangyin Steel Mill
Other independent shareholders
54.7%
40.8%
4.5%
Jiangsu CP Xingcheng

entitlement tranche offered to CITIC Pacific or its shareholders. Accordingly, no assured entitlement to shares in Jiangsu CP Xingcheng can be offered to shareholders of CITIC Pacific. CITIC Pacific has made an application to the Stock Exchange for a waiver from compliance with the requirement under Paragraph 3(f) of Practice Note 15 of the Listing Rules to provide assured entitlement of shares in Jiangsu CP Xingcheng to CITIC Pacific's shareholders. The Stock Exchange may or may not grant the waiver and a further announcement will be made by CITIC Pacific as and when necessary.

GENERAL

The Share Offer is subject to the requirements stipulated in Practice Note 15 of the Listing Rules. Under the Listing Rules and Practice Note 15 of the Listing Rules, Jiangsu CP Xingcheng does not constitute a "major subsidiary" of CITIC Pacific and the Share Offer, if it materialises, is not expected to constitute a disclosable transaction of CITIC Pacific or subject to any shareholders approval. Further announcements will be made as and when appropriate in respect of the details and any material development in relation to the Share Offer.

The Share Offer may or may not materialise. Shareholders and public investors are reminded to exercise caution in dealings in the securities of CITIC Pacific.

Term used in this announcement:

Jiangsu CP Xingcheng's audited net tangible assets as at 31 December 2002 and 31 December 2001 were approximately HK$520 million and HK$398 million respectively.

Jiangsu CP Xingcheng's audited profits (before taxation, minority interests and extraordinary items) of HK$140 million for the year ended 31 December 2002 represented approximately 3% of the audited consolidated pre-tax profit of CITIC Pacific as at 31 December 2002. Its audited profits (before taxation, minority interests and extraordinary items) of HK$81 million for the year ended 31 December 2001 represented approximately 3% of the audited consolidated pre-tax profit of CITIC Pacific as at 31 December 2001.

INFORMATION ON THE PROPOSED SPIN-OFF

Jiangsu CP Xingcheng proposes to offer 180,000,000 new A shares representing 46.15% and 31.58% respectively of its existing and enlarged share capital (or upto a maximum of 200,000,000 new A shares representing 51.28% and 33.90% respectively of its existing and enlarged share capital) of RMB1.00 each for subscription in the PRC at an issue price to be determined. If 200,000,000 A shares are offered, upon completion of the Share Offer, the shareholding structure of Jiangsu CP Xingcheng will be as follows:-



CITIC Pacific
Jiangyin Steel Mill
Other independent shareholders
Public investors on the A Share Market
36.17%
26.96%
2.97%
33.9%
Jiangsu CP Xingcheng

If the Share Offer in respect of 200,000,000 A shares materialises, CITIC Pacific's shareholding interest in Jiangsu CP Xingcheng will be reduced from 54.7% to 36.17%. Jiangsu CP Xingcheng will cease to be a subsidiary of CITIC Pacific.

The issue price per share under the Share Offer has not been fixed but it is expected that the total value of the A shares to be issued under the Share Offer will not exceed RMB1.4 billion (i.e. approximately HK$1.3 billion) or 3% of CITIC Pacific's audited consolidated net tangible assets as at 31 December 2002. It is intended that the net proceeds arising from the Share Offer will be applied to acquire new machinery and equipment for improving the production capacity and efficiency of Jiangsu CP Xingcheng and to subscribe for additional capital in Special Steel Co. to increase Jiangsu CP Xingcheng's shareholding from 20% to 45%.

It is expected that the Share Offer will materialise in the fourth quarter of 2003 but no definitive timetable of the Share Offer is available as it would depend on the progress of the approval process in the PRC. Further announcements will be made as and when appropriate in respect of the details and any material development in relation to the Share Offer.

BENEFITS OF THE PROPOSED SPIN-OFF

The Board believes that a separate listing of Jiangsu CP Xingcheng will provide diversified funding sources for Jiangsu CP Xingcheng to finance its existing operations and future expansion. In addition, the separate listing of Jiangsu CP Xingcheng will allow Jiangsu CP Xingcheng to achieve its valuation potential which, in turn will be beneficial to the shareholders of CITIC Pacific. Moreover, Jiangsu CP Xingcheng, upon its listing, can obtain an independent source of funding via debt and equity and can gain greater access to the capital markets.

The Share Offer will be made in the PRC via the Shanghai Stock Exchange A Share Market. According to existing PRC laws, regulations and practices and the relevant policies of China Securities Regulatory Commission, Jiangsu CP Xingcheng is not permitted to allocate any percentage of its shares as an assured

"Board"	the board of Directors
"Company" or "CITIC Pacific"	CITIC Pacific Limited
"Directors"	the directors of the Company
"Jiangsu CP Xingcheng"	江蘇泰富興澄特殊鋼股份有限公司 (Jiangsu CP Xingcheng Special Steel Co., Ltd.) , a foreign investment stock limited company established under the Companies Law of the PRC
"Jiangyin Steel Mill"	江陰鋼廠, a collectively-owned enterprise established under the relevant laws of the PRC which is a substantial shareholder (as defined in the Listing Rules) of Jiangsu CP Xingcheng and other subsidiaries of CITIC Pacific which are not involved in the Proposed Spin-off and a connected person of CITIC Pacific
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Share Offer"	the proposed new issue of 180,000,000 A shares (or a maximum of 200,000,000 A shares) of RMB1.00 each in the share capital of Jiangsu CP Xingcheng for subscription in the PRC incidental to the proposed listing of the A shares of Jiangsu CP Xingcheng on the Shanghai Stock Exchange A Share Market
"Special Materials Co."	江陰泰富興澄特種材料有限公司 (Jiangyin CP Xingcheng Special Materials Co., Ltd.), a limited liability company established under the relevant laws of the PRC and owned as to 30.25% by the Company, 45% by Jiangsu CP Xingcheng and 24.75% by Jiangyin Steel Mill
"Special Steel Co."	江陰興澄特種鋼鐵有限公司 (Jiangyin Xingcheng Special Steel Works Co., Ltd.), a limited liability company established under the relevant laws of the PRC and owned as to 44% by the Company, 20% by Jiangsu CP Xingcheng and 36% by Jiangyin Steel Mill
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Alice Tso Mun Wai
Secretary

Hong Kong, 2 April 2003

The exchange rate of RMB to Hong Kong dollars quoted in this announcement adopts a rate of RMB1 equivalent to HK$0.943

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss arising from or in reliance upon the whole or any part of the contents of this document.

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CITIC Pacific Ltd

中信泰富有限公司

Registered Office

32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

註冊辦事處

香港中環添美道一號中信大厦三十二樓

Board of Directors

Larry Yung Chi Kin	*Chairman*
Henry Fan Hung Ling	*Managing Director*
Vernon Francis Moore	*Deputy Managing Director*
Peter Lee Chung Hing	*Deputy Managing Director*
Norman Yuen Kee Tong	*Deputy Managing Director*
Robert Ernest Adams	*Executive Director*
Yao Jinrong	*Executive Director*
Chang Zhenming	*Executive Director*
Li Shilin	*Executive Director*
Carl Yung Ming Jie	*Executive Director*
Liu Jifu	*Executive Director*
Willie Chang**	
Hamilton Ho Hau Hay**	
Alexander Reid Hamilton**	
Hansen Loh Chung Hon**	
Norman Ho Hau Chong**	
André Desmarais*	

***Independent non-executive Directors*

** Non-executive Director*

董事

榮智健	*主席*
范鴻齡	*董事總經理*
莫偉龍	*副董事總經理*
李松興	*副董事總經理*
阮紀堂	*副董事總經理*
羅安達	*執行董事*
姚進榮	*執行董事*
常振明	*執行董事*
李士林	*執行董事*
榮明杰	*執行董事*
劉基輔	*執行董事*
張偉立**	
何厚浠**	
韓武敦**	
陸鍾漢**	
何厚鏘**	
德馬雷*	

***獨立非執行董事*

** 非執行董事*

To the Shareholders

Dear Sir/Madam:

Explanatory Statement and Memorandum in relation to the Buyback Mandate (as hereinafter defined)

This is an explanatory statement and memorandum of the terms of the proposed repurchases given to all the shareholders of the Company relating to a resolution to approve the Company repurchasing its own shares ("Buyback Mandate") to be proposed at the annual general meeting of the Company to be held on 6 May 2003.

This explanatory statement contains the information required under rule 10.06(1)(b) of the Rules governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange"). Its purpose is to provide shareholders with all the information reasonably necessary for them to make an informed decision as to whether or not to vote in favour of the resolution approving the Buyback Mandate and it also forms the memorandum of the terms of the proposed repurchases given under Section 49BA(3)(b) of the Companies Ordinance.

i. SHARE CAPITAL

As at 12 March 2003, being the latest practicable date prior to the printing of this document, the issued share capital of the Company was 2,188,460,160 shares of HK$0.40 each ("Shares").

Subject to the passing of the resolution approving the Buyback Mandate and on the basis that no further Shares are issued or repurchased prior to the annual general meeting, the Company would be allowed under the Buyback Mandate to repurchase 218,846,016 Shares.

ii. SHAREHOLDER APPROVAL/TRADING RESTRICTIONS

The Listing Rules provide that all proposed repurchases of securities by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate or by a specific approval of a particular transaction.

iii. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the shareholders to seek a general authority from shareholders to enable the Directors to repurchase the Shares of the Company on the market.

Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders. Such repurchases

敬啟者：

有關購回授權（定義見本文）之說明函件及備忘錄

此乃關於一項本公司將於二零零三年五月六日舉行之股東週年大會上提呈批准本公司購回其本身股份（「購回授權」）之決議案而向所有本公司股東發出之購回建議條款之說明函件及備忘錄。

本說明函件載有香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）第10.06(1)(b)條所要求之資料。本函件旨在向股東提供一切必須之資料，使彼等可在瞭解情況後決定是否投票贊成批准購回授權之決議案，同時亦構成根據公司條例第49BA(3)(b)條提出購回建議條款之備忘錄。

i. 股本

於二零零三年三月十二日（本文件付印前之最後實際可行日期），本公司之已發行股本為每股面值港幣0.40元之股份（「股份」）2,188,460,160股。

倘批准購回授權之決議案獲得通過，同時在股東週年大會前不再發行或購回股份，則本公司根據購回授權將獲准購回218,846,016股股份。

ii. 股東批准/買賣限制

上市規則規定，於聯交所作第一上市之公司購回證券之一切建議必須事先以普通決議案（以一般授權或特別批准一項特殊交易之方式）批准。

iii. 購回之理由

董事會認為向股東尋求一般授權，使董事會可於市場購回本公司之股份，乃符合本公司及股東之最佳利益。購回股份只在董事會認為該項購回有利於本公司及其股東之情況下方會進行。該等購回可（視乎當時之市場

may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the net assets and/or earnings and/or dividend per share.

情況及提供資金之安排)導致每股資產淨值及/或盈利及/或股息之增加。

iv. FUNDING OF REPURCHASES

Repurchases must be funded out of the funds legally available for the purpose in accordance with Hong Kong law, being profits available for distribution and the proceeds of a fresh issue of shares made for the purpose of the repurchases. It is envisaged that the funds required for any repurchase would be derived from profits available for distribution.

The Directors do not propose to exercise the Buyback Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. However, there might be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited financial statements as at 31 December 2002) in the event that the Buyback Mandate was exercised in full.

iv. 提供購回證券所需之資金

購回所需之資金必須根據香港法例從合法作此用途之款項中撥出，即為可供分派之溢利及就購回而新發行股份所得之收益。預期任何購回所需之資金均來自可供分派之溢利。

倘行使購回授權對本公司之營運資金需求或董事會不時認為適合本公司之資本負債水平構成重大不利影響，董事會在此情況下不擬行使購回授權。然而，倘購回授權獲全面行使，則可能對本公司之營運資金或資本負債狀況(與二零零二年十二月三十一日經審核財務報告所披露之狀況比較)構成不利影響。

v. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous 12 months from 1 March 2002 to 28 February 2003 were as follows:

v. 股價

股份由二零零二年三月一日至二零零三年二月二十八日止之過去十二個月內每個月份在聯交所買賣之最高及最低價如下：

		Shares 股份			
		Highest $ 最高(元)	*Lowest $ 最低(元)*		
2002	March	16.75	15.10	二零零二年	三月
	April	16.60	15.55		四月
	May	18.45	16.00		五月
	June	18.00	16.05		六月
	July	17.85	15.90		七月
	August	18.00	15.80		八月
	September	17.85	16.35		九月
	October	17.40	15.80		十月
	November	17.35	15.55		十一月
	December	15.95	14.20		十二月
2003	January	15.95	14.35	二零零三年	一月
	February	15.70	14.75		二月

vi. GENERAL

None of the Directors, or to the best of their knowledge, having made all reasonable enquiries, their associates, have any present intention if the Buyback Mandate is exercised to sell any Shares to the Company or its subsidiaries.

The Directors have undertaken to the Stock Exchange that they will exercise the power of the Company to make repurchases pursuant to the Buyback Mandate in accordance with the Listing Rules and the laws of Hong Kong.

If as the result of a repurchase of shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of the Hong Kong Code on Takeovers and Mergers and Share Repurchases ("Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code. As at 12 March 2003, the latest practicable date prior to the printing of this document, China International Trust & Investment Corporation Hong Kong (Holdings) Limited ("CITIC HK") together with its directors as parties acting in concert held approximately 49% of the issued share capital of the Company. In the event of full exercise of the Buyback Mandate and the maintenance by CITIC HK and its concert parties of their present shareholding, the percentage of the issued share capital of the Company held by CITIC HK and parties acting in concert would increase by more than 5%. An obligation to make a general offer to shareholders under Rules 26 and 32 of the Takeover Code may accordingly arise. The Directors have no present intention to exercise the Buyback Mandate to such an extent as would result in such takeover obligation arising. CITIC HK is a wholly owned subsidiary of CITIC International Trust and Investment Corporation ("CITIC Beijing") and thus both CITIC HK and CITIC Beijing are substantial shareholders of the Company.

vi. 一般事項

各董事或(在作出一切合理之查詢後就彼等所知)彼等之聯繫人士現時無意(倘購回授權獲行使)向本公司或其附屬公司出售任何股份。

董事會已向聯交所作出承諾,彼等將根據上市規則及香港法例按照購回授權行使本公司之權力購回股份。

倘購回股份導致股東於本公司擁有之投票權比例增加,就香港公司收購、合併及股份購回守則(「收購守則」)而言,此增加將被視為一項收購。因此,一名股東或一群一致行動之股東(視乎股東權益增加之水平)可取得或合併對本公司之控制,並根據收購守則第26條須提出強制性之收購。截至二零零三年三月十二日止(本文件付印前之最後實際可行日期),中國國際信托投資(香港集團)有限公司(「中信香港」)連同其董事(作為與中信香港一致行動人士)合共持有本公司已發行股份約49%。若全面行使購回授權,及中信香港及其一致行動人士之現有股權維持不變,則中信香港及與其一致行動之人士所持之股份佔本公司之已發行股本之比率將增加超過5%,因此可能須要根據收購守則第26及32條向股東提出全面收購。董事會現不擬行使該購回授權至產生上述收購責任之程度。中信香港為中國國際信托投資公司(「中信北京」)之全資附屬公司,故中信香港及中信北京均為本公司之主要股東。

Details of repurchases of Shares made by the Company in the previous six months (all repurchases were made on the Stock Exchange) were as follows:

過去六個月本公司購回股份（全部均在聯交所購回）之詳情如下：

Date	*Number of Shares Repurchased* *購回股份數目*	*Price Per Share or Highest Price Paid $* *每股價格或所支付之最高價格（元）*	*Lowest Price Paid $* *所支付之最低價格（元）*	*日期*
18 December 2002	1,320,000	14.95	14.85	二零零二年十二月十八日

The Listing Rules prohibit the Company from knowingly repurchasing Shares of the Company on the Stock Exchange from a "connected person", that is, a Director, a chief executive or substantial shareholder of the Company or any of its subsidiaries or any of their associates (as defined in the Listing Rules) and a connected person is prohibited from knowingly selling his/her Shares to the Company.

上市規則禁止本公司故意在聯交所向關連人士（即本公司或其任何附屬公司之董事、主要行政人員或主要股東或彼等之任何聯繫人（定義見上市規則））購回本公司之股份，而關連人士亦禁止故意向本公司出售其股份。

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Company is authorized to make repurchases of Shares.

概無本公司之關連人士（定義見上市規則）已知會本公司，表示彼等現時有意在本公司獲授權購回股份之情況下向本公司出售股份或承諾不出售股份。

此致

列位股東

Yours faithfully
By Order of the Board
Henry Fan Hung Ling *Managing Director*
12 March 2003

承董事會命
范鴻齡 *董事總經理*
謹啟
二零零三年三月十二日

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Tuesday, 6 May 2003 at 10:30 a.m. for the following purposes:

1 To receive and consider the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2002.

2 To declare a final dividend and a special dividend for the year ended 31 December 2002.

3 To re-elect retiring Directors.

4 To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

5 To consider as Special Business the following resolution as an Ordinary Resolution:

"THAT:

A. subject to paragraph (C), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers;

B. the mandate in paragraph (A) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

C. the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (A), otherwise than pursuant to (i) Rights Issue or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company pursuant to the New Articles of Association of the

茲通告本公司訂於二零零三年五月六日星期二上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行股東週年大會，藉以處理下列事項：

1 省覽截至二零零二年十二月三十一日止年度之經審核賬目、董事會報告及核數師報告。

2 宣派截至二零零二年十二月三十一日止年度之末期股息及特別股息。

3 重選退任董事。

4 再續委聘核數師，並授權董事會釐定其酬金。

5 作為特別事項考慮下列決議案為普通決議案：

「**動議**：

A. 在(C)段之規限下，無條件授權本公司董事會於有關期間行使本公司一切權力，以配發、發行及處理本公司之額外股份及訂立或批出將須或可能須行使該等權力之售股建議、協議及購股權；

B. (A)段所述之授權將授權本公司董事會於有關期間訂立或批出將須或可能須於有關期間屆滿後行使該等權力之售股建議、協議及購股權；

C. 本公司董事會依據(A)段之授權配發或同意有條件或無條件配發（不論其為依據購股權或以其他方式所配發者與否）之股本面值總額（惟根據(i)配售新股；或(ii)任何當時採納之購股權計劃或類似安排，向本公司及／或其任何附屬公司之高級職員及／或僱員授出或發行股份或收購本公司股份之權力；或(iii)根據本公司發行之任何認股權證或可轉換為本公司股份之任何證券之條款而行使認購權或換股權；或(iv)任何按照本公司不時之新組織章程細則配發股份以代替本公司股份之全部或部份股息而設之

Company from time to time, shall not exceed twenty per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

以股代息或類似安排而配發者除外)不得超過本公司在本決議案當日已發行股本總面額的百分之二十,因而上述之授權須受此限;

D. for the purpose of this Resolution:

D. 就本決議案而言:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

「有關期間」指由本決議案通過之時起至下列任何一項之較早日期之期間:

i. the conclusion of the next Annual General Meeting of the Company; or

i. 本公司下屆股東週年大會結束時;或

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

ii. 法例規定本公司下屆股東週年大會須予舉行期限屆滿之日;或

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

iii. 本決議案所述之授權經由本公司股東在股東大會上通過普通決議案撤銷或修訂之日。

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

「配售新股」指本公司董事會指定之期間內,向於指定記錄日期名列股東名冊內之股份持有人按彼等當時之所持股份之比例提呈發售股份之建議(惟須受本公司董事會就零碎股權或於考慮香港以外任何地區之任何法律限制或責任或任何認可監管機構或任何證券交易所之規定後認為必要或權宜之豁免或其他安排所規限)。」

6 To consider as Special Business the following resolution as an Ordinary Resolution:

6 作為特別事項考慮下列決議案為普通決議案:

"THAT:

「**動議**:

A. a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution;

A. 無條件授權本公司董事會根據一切適用的法例和香港聯合交易所有限公司的證券上市規則的規定,於有關期間行使本公司所有權力購買或以其他方式收購本公司之股份,但所購買或以其他方式收購之股份的總面額,不得超過本公司在本決議案當日已發行股本總面額的百分之十;

B. for the purpose of this Resolution:

B. 就本決議案而言;

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

「有關期間」指由本決議案通過之時起至下列任何一項之較早日期之期間:

i. the conclusion of the next Annual General Meeting of the Company; or

i. 本公司下屆股東週年大會結束時;或

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

7 To consider as Special Business the following resolution as an Ordinary Resolution:

"THAT conditional upon the passing of Resolutions (5) and (6) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (6) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (5)."

By Order of the Board
Alice Tso Mun Wai *Company Secretary*
Hong Kong, 7 April 2003

Registered Office:
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

Notes:
(i) The Register of Members will be closed from 30 April 2003 to 6 May 2003, both days inclusive, during which period no transfer of shares will be effected.
(ii) Any member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
(iii) To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the registered office of the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote.
(iv) Concerning item 3 above, Messrs Henry Fan Hung Ling, Li Shilin, Carl Yung Ming Jie, Hamilton Ho Hau Hay, Alexander Reid Hamilton and Hansen Loh Chung Hon shall retire by rotation in the Annual General Meeting pursuant to Article 104(A) of the New Articles of Association of the Company and they, all being eligible, shall offer themselves for re-election.
(v) Concerning item 5 above, the approval is being sought from members for a general mandate to authorise allotment of shares under Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, in order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to issue any shares of the Company up to twenty per cent of the issued share capital of the Company. The Directors wish to state that they have no immediate plans to issue shares in the Company.
(vi) Concerning item 6 above, the approval is being sought from members for a general mandate to repurchase shares in the Company, in order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to repurchase any shares in the Company up to ten per cent of the issued share capital of the Company.
(vii) Concerning item 7 above, the approval is being sought from members to extend the general mandate to allot shares by adding repurchased securities to the twenty per cent general mandate.

ii. 法例規定本公司下屆股東週年大會須予舉行期限屆滿之日；或

iii. 本決議案所述之授權經由本公司股東在股東大會上通過普通決議案撤銷或修訂之日。」

7 作為特別事項考慮下列決議案為普通決議案：

「**動議**倘若本會議通告第(5)及(6)項決議案獲得通過，本公司根據第(6)項決議案所購買或以其他方式收購之股份總面額將會加入根據第(5)項決議案可增發股份總面額內。」

承董事會命
曹敏慧 公司秘書
香港，二零零三年四月七日

註冊辦事處：
香港中環添美道一號
中信大廈三十二樓

附註：
(i) 本公司將於二零零三年四月三十日至二零零三年五月六日（首尾兩天包括在內）之期間內暫停辦理股份過戶登記手續。
(ii) 有權出席上述大會並於會上投票之股東均有權委任一位代表代其出席並於以股數表決時代其投票。受委代表毋須為本公司股東。
(iii) 代表委任表格連同簽署人之授權書或其他授權文件（如有此等文件）或由公證人簽署證明之此等文件副本，最遲須於該表格內指定之人士擬投票之大會或續會或以股數表決（視情況而定）之舉行時間四十八小時前送達本公司註冊辦事處，方為有效。
(iv) 就上述第3項而言，范鴻齡先生、李士林先生、榮明杰先生、何厚浠先生、韓武敦先生及陸鍾漢先生須根據本公司之新組織章程細則第104(A)條之規定於股東週年大會上輪值告退。所有輪值告退之董事均合符資格膺選連任。
(v) 就上述第5項而言，本公司現正尋求股東授予一般授權，以便根據公司條例第57B條及香港聯合交易所有限公司證券上市規則之規定配發股份，賦予董事會靈活性及酌情權，在適當之情況下發行最多佔本公司已發行股本20%之本公司任何股份，董事會擬表明彼等暫無計劃發行本公司之股份。
(vi) 就上述第6項而言，本公司現正尋求股東授予一般授權，以賦予董事會靈活性及酌情權，確保在購回本公司任何股份高達本公司已發行股本10%乃屬適當之情況下購回本公司之股份。
(vii) 就上述第7項而言，本公司現正尋求股東批准擴大一般授權以配發股份，將購回之證券加於20%之一般授權。

CITIC Pacific Ltd

Form of Proxy for Annual General Meeting

I/We,[1] ____

____

of ____

____

being the registered holder(s) of ____________ shares[2] of HK$0.40 each in the capital of CITIC Pacific Ltd (the "Company"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or[3] ____________________

____

of ____

____

as my/our proxy to vote and act for me/us at the Annual General Meeting (and at any adjournment thereof) of the Company to be held at the Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Tuesday, 6 May 2003 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the Resolutions set out in the Notice convening the said meeting and at such meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below.[4]

Resolutions

ORDINARY BUSINESS	FOR	AGAINST
1 To adopt the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2002	☐	☐
2 To declare a final dividend and a special dividend for the year ended 31 December 2002	☐	☐
3 To re-elect the following retiring Directors:		
i Mr Henry Fan Hung Ling	☐	☐
ii Mr Li Shilin	☐	☐
iii Mr Carl Yung Ming Jie	☐	☐
iv Mr Hamilton Ho Hau Hay	☐	☐
v Mr Alexander Reid Hamilton	☐	☐
vi Mr Hansen Loh Chung Hon	☐	☐
4 To re-appoint Messrs PricewaterhouseCoopers as Auditors and authorise the Board of Directors to fix their remuneration	☐	☐
SPECIAL BUSINESS		
5 To grant a general mandate to the Directors to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company as at the date of this resolution	☐	☐
6 To grant a general mandate to the Directors to purchase or otherwise acquire shares in the capital of the Company not exceeding 10% of the issued share capital of the Company as at the date of this resolution	☐	☐
7 To add the aggregate nominal amount of the shares which are purchased or otherwise acquired under the general mandate in Resolution (6) to the aggregate nominal amount of the shares which may be issued under the general mandate in Resolution (5)	☐	☐

Dated this ______________ day of ______________ 2003

Signed ______________________________

Notes

1. *Full name(s) and address(es) to be inserted in* BLOCK CAPITALS.
2. *Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).*
3. *If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting or" herein inserted and insert the name and address of the proxy desired in the space provided.* ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "AGAINST". *Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.*
5. *This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.*
6. *In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the Register of Members.*
7. *To be valid, this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's registered office at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong not less than 48 hours before the time for the holding of the Meeting.*
8. *The proxy need not be a member of the Company but must attend the Meeting in person to represent you.*
9. *Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting if you so wish.*

中信泰富有限公司

股東週年大會之代表委任表格

本人/吾等 *(註一)* ______________________________

地址為 ______________________________

____

為中信泰富有限公司（「本公司」）之股本中每股面值港幣0.40元之股份__________股 *(註二)* 之登記持有人，**茲委任大會主席**，或 *(註三)* ______________________________

地址為 ______________________________

____

為本人/吾等之代表，代表本人/吾等出席本公司於二零零三年五月六日星期二上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行之本公司股東週年大會(及其任何續會)，藉以考慮並酌情通過召開上述大會之通告所載之決議案，及在該大會(及其任何續會)上就下列決議案以本人/吾等之名義代表本人/吾等如下所示投票 *(註四)*。

決議案

普通事項	贊成	反對
1 採納截至二零零二年十二月三十一日止年度之經審核賬目、董事會報告及核數師報告。	☐	☐
2 宣派截至二零零二年十二月三十一日止年度之末期股息及特別股息。	☐	☐
3 重選下列退任董事：		
i. 范鴻齡先生	☐	☐
ii. 李士林先生	☐	☐
iii. 榮明杰先生	☐	☐
iv. 何厚浠先生	☐	☐
v. 韓武敦先生	☐	☐
vi. 陸鍾漢先生	☐	☐
4 再續委聘羅兵咸永道會計師事務所為核數師，並授權董事會釐定其酬金。	☐	☐

特別事項	贊成	反對
5 授予董事會一般授權以發行及處理不超過本公司在本決議案之日已發行股本20%之額外股份。	☐	☐
6 授予董事會一般授權以購買或以其他方式收購不超過本公司在本決議案之日已發行股本10%之本公司股份。	☐	☐
7 公司根據第(6)項決議案所購買或以其他方式收購的股份總面額，將加入根據第(5)項決議案可增發股份的總面額內。	☐	☐

日期: 二零零三年 ________月________日

簽署 ______________________________

附註

1. *請用**正楷**填寫全名及地址。*
2. *請填上以 閣下名義登記之股份數目。倘並無填上數目，則本表格將被視為代表所有以 閣下名義登記之本公司股份。*
3. *如擬委派大會主席以外之人士為代表，請將「大會主席，或」字樣刪去，並在空欄內填上 閣下所擬委派代表之姓名及地址。**代表委任表格之每項更改，均須由簽署人簡簽示可。***
4. ***重要提示： 閣下如欲投票贊成決議案，請在「贊成」欄內加「✓」號。 閣下如欲投票反對決議案，請在「反對」欄內填上「✓」號。**若無作出任何指示，則受委代表可自行酌情投票。 閣下之代表亦將有權就大會通告所載以外惟於會上依循適當途徑提呈大會之決議案，自行酌情投票。*
5. *本表格必須由 閣下或 閣下之正式書面授權之人士親筆簽署，倘為公司，則表格必須蓋上公司印鑑，或經由公司負責人或正式授權人簽署。*
6. *聯名持有人方面，如排名首位之持有人已投票，不論其為親自或委派代表投票，其他聯名持有人概不得投票。排名先後將根據本公司股東名冊內有關聯名持有人之排名次序而定。*
7. *本表格連同簽署人之授權書(如有)或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，須於召開大會不少於48小時前交回本公司之註冊辦事處，地址為香港中環添美道一號中信大廈三十二樓，方為有效。*
8. *代表毋須為本公司股東，惟必須親自出席會議以代表 閣下。*
9. *閣下填妥及交回代表委任表格後，仍可親自出席股東週年大會並於會上投票。*



CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

7 April 2003

To the Shareholders

Dear Sir or Madam,

CITIC PACIFIC LIMITED (THE "COMPANY")
(i) SUMMARY FINANCIAL REPORT
(ii) WEBSITE VERSION OPTION OF THE ANNUAL REPORT AND ACCOUNTS, SUMMARY FINANCIAL REPORT AND INTERIM REPORT

OPTIONS OF CORPORATE COMMUNICATIONS FROM THE COMPANY

We would like to bring your attention to two important options which you may choose for corporate communications from the Company.

Legislation and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Articles of Association of the Company enable the Company to offer shareholders (i) the choice to receive a summary financial report (the "Summary Financial Report") in place of the Annual Report and Accounts (the "Full Annual Report") and (ii) the choice to rely on the versions of the Summary Financial Report and the Full Annual Report and interim report of the Company that will be published on the website of the Company rather than receiving a printed copy of either document.

SUMMARY FINANCIAL REPORT

You may choose the level of information that suits you from options (a) or (b) below:–

(a) the Full Annual Report containing all the statutory information required by legislation; or

(b) the Summary Financial Report containing all the information and particulars contained on the face of the balance sheet and profit and loss account of the Group, together with key information from the Full Annual Report. The Summary Financial Report only gives a summary of the information and particulars contained in the Full Annual Report from which it is derived.

Under the legislation, you may send a notice to the Company in the form of the enclosed reply slip indicating whether you wish and agree to select one of the options given to you in the reply slip.

If you take no action, we will send you the Summary Financial Report instead of the Full Annual Report for the purposes of the 2004 annual general meeting and subsequent general meetings of the Company. However, if you so wish, you can still obtain the Full Annual Report of the Company by writing to the Company's Share Registrars.

CITIC Pacific Ltd. 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Website: www.citicpacific.com

WEBSITE VERSION OPTION OF THE FULL ANNUAL REPORT, SUMMARY FINANCIAL REPORT AND INTERIM REPORT

In addition, commencing from 2003, the Summary Financial Report, Full Annual Report and interim report of the Company would be posted to the Company's website (http://www.citicpacific.com) on or before their respective date of dispatch.

You may choose to rely on the versions posted on the website of the Company instead of being sent a printed copy of either document (the "Website Version Option"). If you so choose, you will be notified of the publication of the Summary Financial Report, the Full Annual Report and interim report of the Company on the website of the Company, the address of the website and the location on the website where such document(s) may be accessed and how it or they may be accessed.

You may also choose (i) to rely on the copy of that notification that will be posted on the website of the Company in place of a printed copy of that notification (the "Website Notification Option") or (ii) to receive a printed copy of the notification by post.

We encourage you to take advantage of both the Website Version Option and the Website Notification Option as we believe for many shareholders it is a more convenient and prompt method of communication. The Company wishes to be more environmental friendly in conducting its businesses and believes that the website option to the shareholders will help to reduce consumption of the world's natural resources and save printing and mailing costs for the Company.

The Website Version Option and the Website Notification Option are entirely voluntary. **If you wish to continue receiving the Company's Summary Financial Report/Full Annual Report and interim report in printed form, you need not complete the section headed "Website Version Option" in the reply slip enclosed.**

HOW TO COMPLETE AND RETURN YOUR REPLY SLIP

Please tick the appropriate box and sign and return the reply slip in the envelope provided to the Share Registrars of CITIC Pacific Limited, Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by 20 May 2003. You may return the reply slip to Tengis Limited by post or hand delivery. If your registered address is in Hong Kong, the enclosed envelope will be postage prepaid and you will not need to affix a stamp when returning your reply slip. Otherwise, please affix an appropriate stamp.

Unless and until you inform the Company otherwise in accordance with legislation, your reply slip will apply to documents to be sent to you for the purposes of the 2004 annual general meeting and subsequent general meetings of the Company and future interim reports. If you take no action, we will send you the Summary Financial Report instead of the Full Annual Report.

Please note that you have the right to change your choice, at any time by reasonable notice in writing served on Tengis Limited, as to whether you wish to receive the Summary Financial Report or the Full Annual Report and to receive such report(s) and accounts in printed form or to rely on the versions of such document(s) posted to the Company's website.

In addition, if you choose the website option but for any reason have difficulty in receiving or gaining access to the document, you will promptly upon request be sent the printed forms of the Summary Financial Report/Full Annual Report or interim report, as the case may be, free of charge.

If you have any queries relating to this letter, please call the enquiry hotline at 2980 1333.

Yours faithfully,
For and on behalf of
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

REPLY SLIP

To: CITIC Pacific Limited (the "Company")
c/o Tengis Limited
Ground Floor
Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

1. SUMMARY FINANCIAL REPORT AND FULL ANNUAL REPORT

Please tick one box under this section.

☐ I/We would like to receive the Summary Financial Report instead of the Full Annual Report for the financial year ending 31 December 2003 and future years.

☐ I/We would like to receive the Full Annual Report for the financial year ending 31 December 2003 and future years.

2. WEBSITE VERSION OPTION

If you wish to continue receiving the Company's Summary Financial Report/Full Annual Report and interim report in printed form, you need not complete this section.

If you wish to rely on the website version, please tick one box under this section.

☐ I/We would like to rely on (i) versions posted on the website of the Company in lieu of the printed copies of the Full Annual Report/Summary Financial Report and interim report and (ii) the electronic notification posted on the website of the Company of the publication of those documents on the website and other related matters in lieu of a printed copy of that notification.

☐ I/We would like (i) to rely on versions posted on the website of the Company in lieu of the printed copies of the Full Annual Report/Summary Financial Report and interim report and (ii) to receive by post a printed copy of the notification of the publication of those documents on the website and other related matters.

Name of Registered Shareholder: ______________________________

Signature: ______________________________

Date: ______________________________

Contact telephone number: ______________________________



CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

敬啓者:

中信泰富有限公司(「本公司」)
(i) 財務摘要報告
(ii) 選擇收取網站版之年報及賬目、財務摘要報告及中期報告

收取本公司之公司通訊之選擇

本公司謹請　閣下垂注，　閣下收取本公司之公司通訊，現有兩種重要選擇。

根據法例及香港聯合交易所有限公司證券上市規則，以及本公司之組織章程細則，本公司現可讓股東 (i) 選擇收取財務摘要報告(「財務摘要報告」)以代替年報及賬目(「整份年報」)及(ii)選擇依賴在本公司之網站上登載之財務摘要報告、整份年報及中期報告，而不收取有關文件之印刷本。

財務摘要報告

閣下可在下列(a)或(b)選項選擇　閣下所需之資料:—

(a) 整份年報:載有法例所規定之所有法定資料;或

(b) 財務摘要報告:載有本集團資產負債表及損益賬之資料及詳情，以及摘錄自整份年報之重要資料。財務摘要報告取材於整份年報，是整份年報所載資料及詳情之概要。

根據法例，　閣下可交回隨附之回條予本公司，表示　閣下希望並同意選擇回條所列之其中一種選項。

倘　閣下並無採取任何行動，則本公司將就二零零四年股東週年大會及其後股東大會寄發財務摘要報告而非整份年報予　閣下。然而，　閣下仍可致函本公司之股份過戶登記處，以索取本公司之整份年報。

中信泰富有限公司　香港中環添美道一號中信大廈三十二樓
電話:2820 2111　圖文傳真:2877 2771　電子郵件:contact@citicpacific.com　網址:www.citicpacific.com

選擇依賴登載於網站上之整份年報、財務摘要報告及中期報告

此外，由二零零三年起，本公司之財務摘要報告、整份年報及中期報告將於其各自寄發日期或之前，在本公司之網站 (http://www.citicpacific.com) 上登載。

閣下可選擇依賴本公司在網站上登載之此等文件而不收取有關文件之印刷本(「網站版選擇」)。 閣下如作出此選擇，本公司將於登載財務摘要報告、整份年報及中期報告於網站時通知 閣下，並會通知 閣下可供瀏覽有關文件之網址及位置，以及登入瀏覽有關文件之方法。

於收取上文所述之通告， 閣下亦可選擇(i)依賴本公司登載於網站上之通告，而不收取通告之印刷本(「網站版通告選擇」)或(ii)以郵寄方式收取通告之印刷本。

本公司誠意鼓勵 閣下善用網站版選擇及網站版通告選擇，此乃基於本公司深信，對大部份股東而言，此實為更便捷之通訊方法。本公司擬採取較環保之態度處理其業務，且深信讓股東選擇網站版，有助減少浪費地球之天然資源，亦可令本公司節省印刷及郵寄費用。

網站版選擇及網站版通告選擇純屬自願性選擇。倘 **閣下欲繼續收取本公司之財務摘要報告／整份年報及中期報告之印刷本，則 閣下毋須填寫隨附回條內「網站版選擇」一節。**

填寫及交回回條之方法

請於適當欄內加上「✓」號，並將填妥之回條放入隨附之回郵信封，於二零零三年五月二十日前將回條交回中信泰富有限公司之股份過戶登記處登捷時有限公司(地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下)。 閣下可以郵寄方式或親自將回條交回登捷時有限公司。倘 閣下之登記地址位於香港，則毋須於寄交回條時貼上郵票。若於海外區域，則請貼上適當郵票。

除非及直至 閣下根據法例另行通知本公司，否則 閣下之回條將適用於本公司就二零零四年股東週年大會及其後股東大會而寄發予股東之文件及往後之中期報告。倘 閣下並無採取任何行動，則本公司將寄發財務摘要報告而非整份年報予 閣下。

務請注意， 閣下有權隨時向登捷時有限公司發出合理之書面通知，以改變 閣下就收取財務摘要報告或整份年報，及收取有關報告及賬目之印刷本或依賴本公司在網站上登載之文件而作出之選擇。

此外，倘 閣下選擇網站版，惟基於任何原因而未能取得或登入瀏覽有關文件，則 閣下可即時要求本公司免費寄發財務摘要報告／整份年報或中期報告(視情況而定)之印刷本。

閣下對本函件如有任何疑問，請致電查詢熱線：2980 1333。

此 致

列位股東 台照

代表**中信泰富有限公司**
公司秘書
曹敏慧
謹啟

二零零三年四月七日

回 條

致：　中信泰富有限公司（「本公司」）
由登捷時有限公司轉交本公司
香港
灣仔告士打道五十六號
東亞銀行港灣中心地下

1. 財務摘要報告及整份年報

請於本節其中一欄加上「✓」號。

☐ 本人／吾等欲收取截至二零零三年十二月三十一日止財政年度及其後年度之財務摘要報告以代替期間之整份年報。

☐ 本人／吾等欲收取截至二零零三年十二月三十一日止財政年度及其後年度之整份年報。

2. 網站版選擇

倘　閣下欲繼續收取本公司之財務摘要報告／整份年報及中期報告之印刷本，則　閣下毋須填寫本節。

倘　閣下欲依賴有關文件之網站版，請於本節其中一欄加上「✓」號。

☐ 本人／吾等欲依賴 (i)本公司在網站上登載之整份年報／財務摘要報告及中期報告，而不收取有關文件之印刷本及(ii)本公司在網站上登載有關文件及其他相關事宜而發出之網上通告，而不收取該通告之印刷本。

☐ 本人／吾等欲 (i)依賴本公司在網站上登載之整份年報／財務摘要報告及中期報告，而不收取有關文件之印刷本及(ii)以郵寄方式收取就本公司在網站上登載有關文件及其他相關事宜而發出之通告之印刷本。

登記股東姓名：______________________________

簽署：______________________________

日期：______________________________

聯絡電話號碼：______________________________



CITIC Pacific Limited
中信泰富有限公司

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Tuesday, 6 May 2003 at 10:30 a.m. for the following purposes:

1 To receive and consider the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2002.

2 To declare a final dividend and a special dividend for the year ended 31 December 2002.

3 To re-elect retiring Directors.

4 To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

5 To consider as Special Business the following resolution as an Ordinary Resolution:

"**THAT:**

A. subject to paragraph (C), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers;

B. the mandate in paragraph (A) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

C. the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (A), otherwise than pursuant to (i) Rights Issue or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company pursuant to the New Articles of Association of the Company from time to time, shall not exceed twenty per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

D. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next Annual General Meeting of the Company; or

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6 To consider as Special Business the following resolution as an Ordinary Resolution:

"**THAT:**

A. a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution;

B. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next Annual General Meeting of the Company; or

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

7 To consider as Special Business the following resolution as an Ordinary Resolution:

"**THAT** conditional upon the passing of Resolutions (5) and (6) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (6) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (5)."

By Order of the Board
Alice Tso Mun Wai
Company Secretary

Hong Kong, 7 April 2003

Registered Office:
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

Notes:

(i) The Register of Members will be closed from 30 April 2003 to 6 May 2003, both days inclusive, during which period no transfer of shares will be effected.

(ii) Any member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

(iii) To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the registered office of the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote.

(iv) Concerning item 3 above, Messrs Henry Fan Hung Ling, Li Shilin, Carl Yung Ming Jie, Hamilton Ho Hau Hay, Alexander Reid Hamilton and Hansen Loh Chung Hon shall retire by rotation in the Annual General Meeting pursuant to Article 104(A) of the New Articles of Association of the Company and they, all being eligible, shall offer themselves for re-election.

(v) Concerning item 5 above, the approval is being sought from members for a general mandate to authorise allotment of shares under Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, in order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to issue any shares of the Company up to twenty per cent of the issued share capital of the Company. The Directors wish to state that they have no immediate plans to issue shares in the Company.

(vi) Concerning item 6 above, the approval is being sought from members for a general mandate to repurchase shares in the Company, in order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to repurchase any shares in the Company up to ten per cent of the issued share capital of the Company.

(vii) Concerning item 7 above, the approval is being sought from members to extend the general mandate to allot shares by adding repurchased securities to the twenty per cent general mandate.